Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 29, 2022
File No. 333-250027

Ladies and Gentlemen:

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated January 12, 2023 related to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed on December 29, 2022.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

We may face potential claims from certain holders of our 2021 Class A Notes, page 24

1.	We note your response to our prior comment 1 and reissue in part. Our comment requested, in part, contingent liability disclosures, as needed, associated with rescission rights of investors related to the period of financial statement staleness as well as for possible insufficient forward incorporation by reference language. Please provide us your analysis as to whether you should provide contingent liability disclosure regarding the potential rescission offer liability.

87H1773.DOCX

United States Securities and Exchange Commission

January 13, 2023

RESPONSE:

The Company intends to revise certain disclosures made under the section entitled “RISK FACTORS-Risks Related to the Offering and Company” in the next Post-Effective Amendment it files with the Commission to read as follows:

“We may face potential claims from certain holders of our 2021 Class A Notes requesting a rescission of their investment made in our Notes.

Under Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), when a prospectus is used more than nine months after the effective date of the registration statement, audited financial statements included in the prospectus must be as of a date not more than sixteen months prior to such use.  When the Company filed its Registration Statement on Form S-1, which was declared effective on January 8, 2021, it included language in its prospectus which was intended to serve as an election made to incorporate future filings of its audited and unaudited financial statements filed on Form 10-K and Form 10-Q as part of its Prospectus.  As a “smaller reporting company”, the SEC adopted an amendment to Form S-1 permitting such companies to incorporate by reference reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) after the effective date of a registration statement.

If the Company failed to include necessary language in its prospectus permitting it to use forward incorporation by reference of subsequently filed Exchange Act reports, certain investors that purchased our 2021 Class A Notes during the period commencing on October 9, 2021 and ending on the date that the Company filed a post-effective amendment with the SEC may have rescission claims under Section 5 of the Securities Act based upon a claim that the prospectus failed include updated financial statements.   While the Company made subsequent filings on its Form 10-K and Form 10-Q available to investors on its company website and advised investors that its annual and periodic reports on its website should be reviewed prior to making an investment in our Notes, the Company could be subject to contingent liabilities for rescission claims arising from investments made in our Notes which could require the Company to repurchase certain Notes purchased during the period commencing on February 28, 2022 and ending on the date we filed our post-effective amendment with the SEC. If a rescission claim is successfully asserted and order entered, the Company could be required to repurchase the Note at the original price paid for the Note, together with interest awarded less the amount of interest received by the investor. The likelihood and amount of the contingent liabilities that could be incurred by the Company, if any, arising from these potential claims cannot be determined at this time.”

87H1773.DOCX

United States Securities and Exchange Commission

January 13, 2023

The Company has examined a number of factors when assessing the materiality of the failure to include sufficient forward by incorporation language in its prospectus.  Under the principles of materiality set forth in Section 17(a)(2) of the Securities Act, as amended, Rule 405 adopted by the Securities and Exchange Commission and principles of case law set forth in  TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976), the court noted that there must be a substantial likelihood that disclosure of the omitted fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information available to the investor.  Given the relationships established by the Company with its investors, the efforts made by the Company to ensure that each investor was provided access to the Company’s most recent Form 10-K and recent financial statements furnished under Form 10-Q on its website, the identities of, investment profiles and sophistication of the investors that purchased notes during the relevant period, we believe that the Company's  contingent liabilities for rescission, if any, will be materially insignificant.

Item 15.  Recent Sales of Unregistered Securities, page II-2

2.	We note your response to our prior comment 3 and reissue in part. Please revise the table of recent sales of unregistered securities to name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

RESPONSE:	We will revise the table of recent sales of unregistered securities to include a column for accredited and non-accredited investors.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS:jal

cc: Joseph W. Turner, Jr.

87H1773.DOCX